

Mail Stop 4720

July 15, 2016

Via E-mail
Mr. Vincent J. Calabrese, Jr.
Vice President and Chief Financial Officer
F.N.B. Corporation
One North Shore Center
12 Federal Street
Pittsburgh, PA 15212

> **Re: F.N.B. Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K filed April 22, 2016**
> **File No. 001-31940**

Dear Mr. Calabrese:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 22, 2016
Exhibit 99.1

1. You disclose that you adjust net income to remove merger, acquisition and severance costs to arrive at your non-GAAP operating net income. In this regard, we note that you have completed numerous acquisitions in the past two years. Further, we note that you entered into 2 agreements to acquire financial institutions so far in 2016 (Metro Bancorp, Inc. and branch purchases of Fifth Third Bank), so it appears that acquisition of businesses has, and will continue to be, a key strategy to achieve growth and the removal of these Non-GAAP adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3321 with any questions.

Sincerely,

/s/ Dave Irving

Dave Irving
Senior Staff Accountant
Office of Financial Services